THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

RECEIVED
2008 JUN 22 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 12, 2009

09046371

SUPPL

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. First Quarter Interim Financial Statements
4. Interim MD&A – First Quarter
5. News Release – First Quarter

Should you require further information, please feel free to contact me at contact information listed below.

Yours truly,

[signature]

Natalija Zmavc
Director, Taxation, Treasury &
Assistant Corporate Secretary

Telephone: (204) 934-1782
Fax: (204) 934-1455
Email Address: nzmavc@northwest.ca

dw 6/22

ENTERPRISING SINCE 1668

Northern NorthMart GIANT TIGER AC COST U LESS

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of North West Company Fund (the "issuer") for the interim period ended April 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      i. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2009 and ended on April 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: June 11, 2009

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of North West Company Fund (the "issuer") for the interim period ended April 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      i. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2009 and ended on April 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: June 11, 2009

"Léo P. Charrière"

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	April 30 2009	April 30 2008	January 31 2009
ASSETS			
Current assets			
Cash	$ 25,120	$ 21,559	$ 25,730
Accounts receivable	62,862	66,448	68,485
Inventories (Notes 2, 3)	189,071	166,530	181,780
Prepaid expenses	10,011	5,731	5,845
Future income taxes	2,467	3,462	3,248
Total Current Assets	289,531	263,730	285,088
Property and equipment	259,619	220,132	248,856
Other assets	20,157	17,701	20,360
Intangible assets	15,735	12,742	15,900
Goodwill	31,263	24,281	32,372
Future income taxes	7,045	2,259	6,597
Total Assets	$ 623,350	$ 540,845	$ 609,173
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 4)	$ 14,629	$ 9,419	$ 5,974
Accounts payable and accrued liabilities	96,392	91,747	117,451
Income taxes payable	2,738	2,239	2,549
Current portion of long-term debt (Note 5)	47,825	18,674	49,327
Total Current Liabilities	161,584	122,079	175,301
Long-term debt (Note 5)	185,475	160,739	157,725
Asset retirement obligations	2,985	1,584	1,737
Total Liabilities	350,044	284,402	334,763
EQUITY			
Capital	165,133	165,133	165,133
Unit purchase loan plan (Note 6)	(11,172)	(12,023)	(11,296)
Contributed surplus	1,569	970	1,569
Retained earnings	111,127	100,161	110,475
Accumulated other comprehensive income (Note 7)	6,649	2,202	8,529
Total Equity	273,306	256,443	274,410
Total Liabilities and Equity	$ 623,350	$ 540,845	$ 609,173

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	Three Months Ended April 30 2009	Three Months Ended April 30 2008
SALES	$ 345,621	$ 315,468
Cost of sales, selling and administrative expenses	(318,073)	(289,546)
Net earnings before amortization, interest and income taxes	27,548	25,922
Amortization	(8,583)	(7,789)
	18,965	18,133
Interest	(1,304)	(2,148)
	17,661	15,985
Provision for income taxes	(1,528)	(750)
NET EARNINGS FOR THE PERIOD	$ 16,133	$ 15,235
Retained earnings, beginning of period as previously reported	110,475	100,526
Accounting policy changes (Note 2)	-	(119)
Retained earnings, as restated	110,475	100,407
Distributions (Note 10)	(15,481)	(15,481)
RETAINED EARNINGS, END OF PERIOD	$ 111,127	$ 100,161
NET EARNINGS PER UNIT		
Basic	$ 0.34	$ 0.32
Diluted	$ 0.33	$ 0.32
Weighted Average Number of Units Outstanding (000's)		
Basic	47,733	47,708
Diluted	48,449	48,422

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	Three Months Ended April 30 2009	Three Months Ended April 30 2008
NET EARNINGS	$ 16,133	$ 15,235
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	(1,880)	188
Other comprehensive income (loss) (Note 7)	(1,880)	188
COMPREHENSIVE INCOME	$ 14,253	$ 15,423

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	Three Months Ended April 30 2009	Three Months Ended April 30 2008
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 16,133	$ 15,235
Non-cash items		
Amortization	8,583	7,789
Future income taxes	168	(494)
Amortization of deferred financing costs	62	47
(Gain) Loss on disposal of property and equipment	(6)	15
	24,940	22,592
Change in non-cash working capital	(24,165)	(20,528)
Change in other non-cash items	370	143
Operating activities	1,145	2,207
Investing Activities		
Business acquisitions (Note 13)	(12,153)	(6,190)
Purchase of property and equipment	(10,501)	(6,695)
Proceeds from disposal of property and equipment	6	3,208
Investing activities	(22,648)	(9,677)
Financing Activities		
Change in bank advances and short-term notes	9,213	5,040
Net repayments under unit purchase loan plan	124	319
Increase in long-term debt	30,461	23,325
Repayment of long-term debt	(38)	(101)
Distributions (Note 10)	(18,867)	(21,286)
Financing activities	20,893	7,297
NET CHANGE IN CASH	$ (610)	$ (173)
Cash, beginning of period	25,730	21,732
CASH, END OF PERIOD	$ 25,120	$ 21,559
Supplemental disclosure of cash paid for:		
Interest expense	$ 612	$ 1,263
Income taxes	$ 964	$ 1,015

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS)

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2008 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Adopted in 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009, the Company adopted the requirements of EIC Abstract 173 Credit Risk and the Fair Value of Financial Assets and Liabilities. This abstract requires entities to consider its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this abstract has had no material impact on the Company's results or financial position.

Adopted in 2008

Goodwill and Intangible Assets

Effective February 1, 2008, the Company adopted the requirements of Section 3064, Goodwill and Intangible Assets. The Company was not not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) Section 3031 Inventories. This change in accounting policy was implemented retroactively without restatement of comparative financial financial statements in accordance with the transitional provisions. The transitional adjustments resulting from the implementation of Section 3031 were recongnized in the 2008 opening balance of retained earnings. The Company recorded a decrease in opening inventories of $221, an increase in opening future income tax assets of $102, and a decrease to opening retained earnings of $119.

3. Inventories

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended April 30, 2009 is $248,790 (April 30, 2008 - $226,285) of inventories recognized as an expense, which includes $335 (April 30, 2008 - $314) for the write-down of inventories as a result of net realizable value being lower than cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost during the periods ending April 30, 2009 or 2008.

4. Bank Advances and Short-Term Notes

International operations have available demand, revolving loan facilities of US$15,000 at interest rates of US prime minus a spread secured by a floating charge against certain accounts receivable and inventories of the international operations. At April 30, 2009, the international operations had drawn US$12,252 (April 30, 2008 - US$9,330) on the facility.

5. Long-term Debt

	April 30 2009	April 30 2008	January 31 2009
Senior notes [1]	$ 46,775	$ 57,573	$ 48,411
Revolving loan facilities [2]	115,602	65,334	90,031
Non-revolving loan facilities [3]	62,088	52,494	64,293
Notes payable [4]	6,440	1,648	1,799
Obligations under capital lease [5]	2,395	2,364	2,518
	233,300	179,413	207,052
Less: Current portion of long-term debt (Note 15)	47,825	18,674	49,327
	$ 185,475	$ 160,739	$ 157,725

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Long-term Debt (continued)

(1) The US$39,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$9,000 of its senior notes. The Company is refinancing the senior notes as long-term debt (see Subsequent Event Note 15).

(2) Canadian operations have available extendible, committed, revolving loan facilities of $140,000 that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances rates plus stamping fees or the Canadian prime rate. At April 30, 2009, the Company has drawn $115,602 (April 30, 2008 - $65,334) on these facilities.

(3) International operations have available extendible, committed, non-revolving loan facilities of US$52,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees or the US prime rate. At April 30, 2009 the Company had drawn US$52,000 (April 30, 2008 - US$52,000) on these facilities.

(4) The notes payable in the amount of US$1,389 bear an interest rate of US prime plus 1% and have annual principal payments of US$267. The note payable in the amount of US$4,125 bears an interest rate of 5.75% and is repayable in blended principal and interest payments of US$350 annually. The notes payable mature in 2013, 2015 and 2029.

(5) The obligation under capital leases of US$2,006 (April 30, 2008 - US$2,342) is repayable in blended principal and interest payments of US$634 annually.

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are recorded as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 645,277 units (April 30, 2008 - 667,297) of the Fund with a quoted value at April 30, 2009 of $10,550 (April 30, 2008 - $12,365). Loans receivable at April 30, 2009 of $11,172 (April 30, 2008 - $12,023) are recorded as a reduction of equity. These loans mature January 31, 2011 and are being replaced with the share unit long-term incentive plans as described in Note 8. The maximum value of the loans receivable under the plan is currently limited to $15,000.

7. Accumulated Other Comprehensive Income

	April 30 2009	April 30 2008	January 31 2009
Balance, beginning of period	$ 8,529	$ 2,014	$ 2,014
Other comprehensive income (loss)	(1,880)	188	6,515
Accumulated other comprehensive income, end of period	6,649	2,202	8,529
Retained earnings, end of period	111,127	100,161	110,475
Total accumulated other comprehensive income and retained earnings	$ 117,776	$ 102,363	$ 119,004

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. The US$39,000 of senior notes have been designated as a hedge against the foreign operations.

8. Security-Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security-based compensation for the Trustee Deferred Unit Plan. The Deferred Unit Plan compensation expense recorded for the three months ended April 30, 2009 is $157 (three months ended April 30, 2008 - $104). The liability for the Deferred Unit Plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at April 30, 2009 is 76,945 (April 30, 2008 - 48,056). There were no deferred units settled in cash during the period.

Long Term Incentive Plans

The Company has Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended April 30, 2009 are $213 (three months ended April 30, 2008 - NIL).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended April 30, 2009 is $650 (three months ended April 30, 2008 - $750). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended April 30, 2009 of US$84 (three months ended April 30, 2008 - US$111).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended April 30, 2009 are $18,867 including a special distribution of $3,366 paid on February 20, 2009 to unitholders of record on December 31, 2008 (three months ended April 30, 2008 - $21,266 including a special distribution of $5,805 paid on February 22, 2008 to unitholders of record on December 31, 2007).

11. Segmented Information

The Company operates within the retail industry. The following information is presented for the two business segments:

		Three Months Ended April 30 2009		Three Months Ended April 30 2008
Sales				
Canada	$	211,144	$	210,521
International		134,477		104,947
Total	$	345,621	$	315,468
Net earnings before amortization, interest and income taxes				
Canada	$	19,661	$	20,376
International		7,887		5,546
Total	$	27,548	$	25,922
Net earnings before interest and income taxes				
Canada	$	13,214	$	14,330
International		5,751		3,803
Total	$	18,965	$	18,133
Total Assets				
Canada	$	412,712	$	380,050
International		210,638		160,795
Total	$	623,350	$	540,845

Canadian total assets includes property and equipment of $174,717 (April 30, 2008 - $157,777). International total assets includes property and equipment of $84,902 (April 30, 2008 - $62,355) and goodwill of $31,263 (April 30, 2008 - $24,281).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

13. Business Acquisitions

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

	Sitka April 6, 2009 [1]	Span Alaska Enterprises, Inc. March 3, 2008 [2]
Assets		
Accounts receivable	$ 77	$ 2,284
Inventories	778	807
Prepaid expenses	-	17
Property and equipment	11,477	104
Other assets	-	32
Goodwill	-	4,176
Total Assets	$ 12,332	$ 7,420
Liabilities		
Accounts payable and accrued expenses	179	1,230
Total Liabilities	$ 179	$ 1,230
Cash Consideration	$ 12,153	$ 6,190

(1) On April 6, 2009, the Company acquired the assets of a privately-owned retail mall and store in Sitka, Alaska, for consideration of $12,153.

(2) On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190 in cash consideration plus contingent cash consideration of $1,466 paid during the three months ended October 31, 2008.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or recognition of other intangible assets.

Goodwill associated with these acquisitions is deductible for tax purposes.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Business Combinations

CICA HB 1582 - Business Combinations together with CICA HB 1601 - Consolidated Financial Statements and CICA HB 1602 - Non - Controlling Interest will be effective for the Company on a prospective basis for business combinations for which the acquisition date is on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would faciliate harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

15. Subsequent Event

The Company is in the process of finalizing the private placement issuance of US$70 million 6.55% senior notes which will mature on June 15, 2014. The proceeds of the senior note offering, which is subject to the execution of a definitive agreement, are expected to be received on June 15, 2009. The proceeds will be used to repay the US$39 million 5.89% senior notes that mature on June 15, 2009, reduce bank debt and for general corporate purposes. The senior notes will be secured by the assets of the Company.

16. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2009 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2009 of $16.1 million, an increase of 5.9% over last year's first quarter earnings of $15.2 million. Diluted earnings per unit improved to $0.33 compared to $0.32 last year.

Sales increased 9.6% to $345.6 million compared to the first quarter last year but were down 0.4% on a same store basis excluding the foreign exchange impact. Food sales were generally robust, offsetting weaker general merchandise sales, particularly in big-ticket, durable categories.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2009.

On behalf of the Trustees:

H. Sanford Riley
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 9.6% to $345.6 million compared to $315.5 million in 2008 and were up 1.5% excluding the foreign exchange impact. On a same store basis, sales decreased 0.4% excluding the foreign exchange impact. Food sales, excluding the foreign exchange impact, increased 6.8% and were up 4.3% on a same store basis. General merchandise sales, excluding the foreign exchange impact, decreased 14.5% and were down 16.5% on a same store basis. The decrease in general merchandise sales in the quarter was caused by several factors including lower discretionary income compared to last year's first quarter, unfavourable weather conditions and some weaknesses in merchandise programs.

Cost of sales, selling and administrative expenses increased 9.9% to $318.1 million and increased 25 basis points as a percentage to sales compared to the first quarter of 2008. New and non-comparable store expenses accounted for approximately 20% of the dollar increase. Lower staff productivity, higher energy-related utility costs and higher debt loss in the Canadian operations contributed to the dollar and percentage to sales increase. The increase in debt loss expense in the quarter was largely due to lower than normal debt loss in the first quarter last year related to higher income levels tied to the Indian Residential School Settlement Act (IRSSA) payments.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 6.3% to $27.5 million compared to $25.9 million in the first quarter last year. Sales growth and gross profit rate improvements in the International Operations offset a slight decrease in trading profit in the Canadian Operations.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Amortization increased 10.2% to $8.6 million largely due to depreciation on new stores and capital expenditures incurred in the second half of last year. Interest expense decreased 39.3% to $1.3 million as a result of lower interest rates in the quarter compared to last year. The lower interest rates offset the impact of higher average debt levels in the quarter compared to last year. Income taxes increased to $1.5 million from $750,000 last year due to higher earnings in International Operations.

Net earnings increased $898,000 or 5.9% to $16.1 million. Diluted earnings per unit were up 3.1% to $0.33 compared to $0.32 last year. The weaker Canadian dollar positively impacted the conversion of earnings from the International operations by $0.01 per unit on a fully diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 0.3% to $211.1 million from $210.5 million last year but were down 1.5% on a same store basis. Food sales increased 6.4% and were up 3.9% on a same store basis. Food inflation was approximately 3%. Product cost increases, largely in produce, meat and other fresh categories were partially offset by lower transportation costs. Food sales improved in all categories with grocery, tobacco, snack foods, produce and chilled foods contributing the largest gains. Customers shopping trends continued to shift towards convenience, ready-to-eat and value-priced private-label products. General merchandise sales were down 14.3% from last year and decreased 17.3% on a same store basis primarily due to lower discretionary income related to the unique influence of the IRSSA payments that were still being distributed in northern communities in the first quarter last year, general economic conditions in southern Canada and lower resource industry employment in remote markets. The IRRSA factor in particular contributed to a 23.4% drop in sales of big-ticket categories such as transportation, electronics and home furnishings compared to a 19.6% increase in last year's first quarter. This volatility was exaggerated by unseasonably cold weather conditions and the lack of trend-right merchandise in certain stores and categories.

The table below shows the quarterly sales blend for Canadian Operations for the past two years:

	2009	2008
Food	74.1%	69.9%
General merchandise	21.1%	24.7%
Other*	4.8%	5.4%

* Other sales include gas, fur and service charge revenues

Gross profit dollars decreased 1.0% due to the same store sales decrease and a higher blend of sales in lower margin categories. Operating expenses increased 2.6% and were up 52 basis points as a percentage to sales largely due to higher staff costs and energy-related utility costs and an increase in debt loss expense. In markets representing approximately 25% of Canadian sales, utility and other cost-of-living related fuel costs are based on purchase prices from the summer and fall of 2008 and will not be adjusted until re-supplies are purchased at lower price levels beginning this summer.

Canadian trading profit decreased 3.5% to $19.7 million and was 9.3% of sales compared to 9.7% of sales in the first quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International sales increased $4.1 million to $108.3 million compared to $104.2 million in the first quarter last year and were up 2.0% on a same store basis. Food sales increased 7.4% and were up 4.9% on a same store basis with most categories showing growth. Our strong local food price and assortment positioning helped drive overall sales performance. Food sales also benefited from an increase in payments to low-income consumers under the U.S. federal government's Supplemental Nutrition Assistance Program ("SNAP") effective at the beginning of April. This program positively impacted sales in Alaska, Hawaii and all U.S. territory markets, which account for approximately 76% of our International Operations sales base. General merchandise sales decreased 15.4% and were down 13.8% on a same store basis. Weaker economic conditions were a negative factor, ranging from a decline in tourism in southern, island markets to a slowdown in natural resource development activity in the north. The carry-forward of high energy prices noted earlier in relation to northern Canada also constrained consumer spending in Alaska.

The table below shows the quarterly sales blend for International Operations for the past two years:

	2009	2008
Food	87.3%	84.4%
General merchandise	12.0%	14.8%
Other*	0.7%	0.8%

* Other sales include gas and service charge revenues

Gross profit dollars were up 7.4% driven by sales growth and an 83 basis point increase in the gross profit rate. Gross profit rates improved in all banners due in part to more efficient purchasing processes and lower buying costs. Operating expense dollars increased 2.8% compared to the first quarter last year but decreased 22 basis points as a percent to sales. Staff productivity gains and a drop in energy-related occupancy costs in southern store locations, due to lower re-supply costs and investments in energy conservation programs, contributed to this overall expense improvement.

Trading profit was up 15.3% to $6.4 million compared to $5.5 million last year reflecting higher sales, the gross profit rate improvement and lower operating expense rates. Trading profit as a percent to sales was 5.9% compared to 5.3% in the first quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .91:1 compared to .74:1 last year due in part to the weakening Canadian dollar and the impact on the translation of US denominated debt. The debt-to-equity ratio at January 31, 2009 was .78:1.

Working capital decreased $13.7 million compared to the first quarter last year due to the increase in the current portion of long-term debt resulting from the US$39 million of senior notes which mature June 15, 2009. The Company is in the process of finalizing the issuance of US$70 million 6.55% senior notes which will mature June 15, 2014. The proceeds of the senior note offering, which is subject to the execution of a definitive agreement, are expected to be received on June 15, 2009. The proceeds will be used to repay the US$39 million senior notes, to reduce bank debt and for general corporate purposes. The senior notes are secured by the assets of the Company.

Excluding the current portion of long-term debt, working capital increased $15.4 million or 9.6% over last year. The increase in inventories is due to new stores and planned higher food inventory balances to take advantage of lower water and winter road freight rates versus air freight. The impact of the weakening Canadian dollar on the translation of US denominated inventories was also a factor. Accounts payable and accrued liabilities increased from the prior year largely due to the impact of a weakening Canadian dollar on the translation of US denominated accounts payable.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,733,000 compared to 47,708,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,449,000 compared to 48,422,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities decreased to $1.1 million from $2.2 million last year. The decrease in cash flow from operating activities is due to the change in non-cash working capital largely resulting from an increase in inventories and a decrease in accounts payable. Cash flow from operations[1] increased $2.3 million or 10.4% to $24.9 million due primarily to the increase in net earnings.

Cash used for investing activities in the quarter increased to $22.6 million from $9.7 million last year largely due to the acquisition of the assets of Lakeside Grocery and retail mall (Lakeside) in Sitka, Alaska on April 6, 2009.

Cash provided from financing activities in the quarter was $20.9 million compared to $7.3 million last year. The increase in bank advances and short-term notes is largely due to the acquisition of Lakeside. The Fund paid distributions of $18.9 million in the quarter compared to $21.3 million last year. The decrease in distributions in the quarter is due to a special distribution of $3.4 million paid in February 2009 to unitholders of record on December 31, 2008 compared to a special distribution of $5.8 million paid in February 2008 to unitholders of record on December 31, 2007.

The Canadian operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At April 30, 2009, the Company had drawn $115.6 million on these facilities.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At April 30, 2009, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$15 million which are renewable annually. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At April 30, 2009, the Company had US$12.3 million in bank advances and short-term notes drawn on these facilities.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

The credit facilities and senior notes contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At April 30, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2009 are expected to be in the $55 million range (2008 - $49.4 million) reflecting new stores, store renovation and energy conservation projects, new gas bars, pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- An *AC Value Center* was opened in Bethel, Alaska on April 2, 2009 bringing the number of AC stores in Bethel to three.
- On April 6, 2009, the Company acquired the Lakeside Grocery store and retail mall in Sitka, Alaska, representing 41,000 square feet in gross retail space.
- The Company's first *Island Fresh* store was opened on May 23, 2009 in Chalan Pago, Guam. Island Fresh is the Company's third store in Guam and builds on our Cost-U-Less banner presence by offering an expanded and more convenience-oriented assortment of grocery and fresh everyday food items.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2009, distributable by July 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses.

OUTLOOK

The overall strength of our food business and uncertain outlook for discretionary spending related to general merchandise sales are expected to prevail through the balance of the year. Acquisition opportunities will continue to offer growth potential in all regions. Operating expenses and cost-of-living tied to energy will moderate if mid-summer re-supply costs are below last year. Margin management and the streamlining of excess inventory should provide offsets within a constrained same store sales environment.

QUARTERLY RESULTS OF OPERATIONS

In 2009, the quarters have the same number of days of operations as 2008 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	89 days	90 days	92 days	92 days	92 days	92 days	92 days	92 days
($ in millions)	2009	2008	2008	2007	2008	2007	2008	2007
Sales	$345.6	$315.5	$375.7	$318.0	$359.1	$255.7	$342.4	$256.4
Trading profit	27.5	25.9	32.2	31.5	33.5	27.5	30.6	26.0
Net earnings	16.1	15.2	19.6	18.9	22.1	18.5	18.4	14.8
Net earnings per unit:								
Basic	0.34	0.32	0.41	0.39	0.46	0.39	0.39	0.31
Diluted	0.33	0.32	0.40	0.39	0.46	0.39	0.38	0.30

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS and INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to management in a timely manner so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance of achieving the control objectives. There have been no changes in the internal controls over financial reporting during the quarter ended April 30, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009 the Company adopted EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" issued by the Canadian Institute of Chartered Accountants. This abstract requires entities to consider both its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this abstract has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS.

The adoption of IFRS will have an impact on the Company's accounting, financial statements and disclosures, information systems and internal controls over financial reporting. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented. At this time, the impact on the Company's future financial position and results of operations is not reasonably determinable or estimable.

The Company commenced its IFRS conversion project in 2008. The project plan contains milestones and timelines to ensure a timely conversion. The IFRS conversion project consists of four main phases: Phase One - Project plan and scope; Phase Two - Detailed impact assessment; Phase Three - Conversion plan; and Phase 4 - Policy selection and implementation. The IFRS project team is led by the Chief Financial Officer supported by a project manager and a combination of internal and external resources. Progress updates are provided to the Audit Committee of the Board of Trustees on a quarterly basis.

To date the Company has completed Phase One and substantially completed Phase Two, comprised of: a diagnostic assessment of the financial statement components that will be impacted and a priority ranking of those differences identified; a comprehensive analysis of the major differences between Canadian GAAP and IFRS applicable to the Company; and identification of accounting policy alternatives. The Company will continue to invest in resources and training to facilitate a timely conversion. Training for finance personnel consists of courses provided by external advisors as well as internally led training.

The Company's IFRS project continues to be on target to meet the changeover date.

Business Combinations
In January 2009, the CICA issued CICA HB 1582 – Business Combinations together with CICA HB 1601 – Consolidated Financial Statements and CICA HB 1602 – Non-Controlling Interests. These new standards will be effective for the Company on a prospective basis for business combinations occurring on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate the harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	First Quarter	
($ in thousands)	2009	2008
Net earnings	$ 16,133	$ 15,235
Add: Amortization	8,583	7,789
Interest expense	1,304	2,148
Income taxes	1,528	750
Trading profit	$ 27,548	$ 25,922

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	First Quarter 2009	2008
Cash flow from operating activities	$ 1,145	$ 2,207
Non-cash items:		
Change in other non-cash items	(370)	(143)
Change in non-cash working Capital	24,165	20,528
Cash flow from operations	$ 24,940	$ 22,592

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to June 11, 2009.

Forward-Looking Statements
This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report available on SEDAR at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

THE NORTH WEST COMPANY

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean.

NEWS RELEASE

North West Company Fund Announces First Quarter Earnings and a Distribution

Winnipeg, June 11, 2009: North West Company Fund (the "Fund") today reported 2009 first quarter earnings of $16.1 million for the period ended April 30, 2009. The Fund also announces a quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2009, distributable by July 15, 2009.

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2009 of $16.1 million, an increase of 5.9% over last year's first quarter earnings of $15.2 million. Diluted earnings per unit improved to $0.33 compared to $0.32 last year.

Sales increased 9.6% to $345.6 million compared to the first quarter last year but were down 0.4% on a same store basis excluding the foreign exchange impact. Food sales were generally robust, offsetting weaker general merchandise sales, particularly in big-ticket, durable categories.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2009.

"Getting sales is more challenging this year, as we expected," said North West's President and CEO Edward Kennedy. "Our customers are looking for more value and we have the right focus with our Cost-U-Less and Giant Tiger stores. In the North, we are emphasizing our everyday convenience strengths while being sharper on pricing and promotions, especially during key stock-up shopping days."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 9.6% to $345.6 million compared to $315.5 million in 2008 and were up 1.5% excluding the foreign exchange impact. On a same store basis, sales decreased 0.4% excluding the foreign exchange impact. Food sales, excluding the foreign exchange impact, increased 6.8% and were up 4.3% on a same store basis. General merchandise sales, excluding the foreign exchange impact, decreased 14.5% and were down 16.5% on a same store basis. The decrease in general merchandise sales in the quarter was caused by several factors including lower discretionary income compared to last year's first quarter, unfavourable weather conditions and some weaknesses in merchandise programs.

Cost of sales, selling and administrative expenses increased 9.9% to $318.1 million and increased 25 basis points as a percentage to sales compared to the first quarter of 2008. New and non-comparable store expenses accounted for approximately 20% of the dollar increase. Lower staff productivity, higher energy-related utility costs and higher debt loss in the Canadian operations contributed to the dollar and percentage to sales increase. The increase in debt loss expense in the quarter was largely due to lower than normal debt loss in the first quarter last year related to higher income levels tied to the Indian Residential School Settlement Act (IRSSA) payments.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 6.3% to $27.5 million compared to $25.9 million in the first quarter last year. Sales growth and gross profit rate improvements in the International Operations offset a slight decrease in trading profit in the Canadian Operations.

Amortization increased 10.2% to $8.6 million largely due to depreciation on new stores and capital expenditures incurred in the second half of last year. Interest expense decreased 39.3% to $1.3 million as a result of lower interest rates in the quarter compared to last year. The lower interest rates offset the impact of higher average debt levels in the quarter compared to last year. Income taxes increased to $1.5 million from $750,000 last year due to higher earnings in International Operations.

Net earnings increased $898,000 or 5.9% to $16.1 million. Diluted earnings per unit were up 3.1% to $0.33 compared to $0.32 last year. The weaker Canadian dollar positively impacted the conversion of earnings from the International operations by $0.01 per unit on a fully diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 0.3% to $211.1 million from $210.5 million last year but were down 1.5% on a same store basis. Food sales increased 6.4% and were up 3.9% on a same store basis. Food inflation was approximately 3%. Product cost increases, largely in produce, meat and other fresh categories were partially offset by lower transportation costs. Food sales improved in all categories with grocery, tobacco, snack foods, produce and chilled foods contributing the largest gains. Customers shopping trends continued to shift towards convenience, ready-to-eat and value-priced private-label products. General merchandise sales were down 14.3% from last year and decreased 17.3% on a same store basis primarily due to lower discretionary income related to the unique influence of the IRSSA payments that were still being distributed in northern communities in the first quarter last year, general economic conditions in southern Canada and lower resource industry employment in remote markets. The IRRSA factor in particular contributed to a 23.4% drop in sales of big-ticket categories such as transportation, electronics and home furnishings compared to a 19.6% increase in last year's first quarter. This volatility was exaggerated by unseasonably cold weather conditions and the lack of trend-right merchandise in certain stores and categories.

The table below shows the quarterly sales blend for Canadian Operations for the past two years:

	2009	2008
Food	74.1%	69.9%
General merchandise	21.1%	24.7%
Other*	4.8%	5.4%

* Other sales include gas, fur and service charge revenues

Gross profit dollars decreased 1.0% due to the same store sales decrease and a higher blend of sales in lower margin categories. Operating expenses increased 2.6% and were up 52 basis points as a

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

percentage to sales largely due to higher staff costs and energy-related utility costs and an increase in debt loss expense. In markets representing approximately 25% of Canadian sales, utility and other cost-of-living related fuel costs are based on purchase prices from the summer and fall of 2008 and will not be adjusted until re-supplies are purchased at lower price levels beginning this summer.

Canadian trading profit decreased 3.5% to $19.7 million and was 9.3% of sales compared to 9.7% of sales in the first quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International sales increased $4.1 million to $108.3 million compared to $104.2 million in the first quarter last year and were up 2.0% on a same store basis. Food sales increased 7.4% and were up 4.9% on a same store basis with most categories showing growth. Our strong local food price and assortment positioning helped drive overall sales performance. Food sales also benefited from an increase in payments to low-income consumers under the U.S. federal government's Supplemental Nutrition Assistance Program ("SNAP") effective at the beginning of April. This program positively impacted sales in Alaska, Hawaii and all U.S. territory markets, which account for approximately 76% of our International Operations sales base. General merchandise sales decreased 15.4% and were down 13.8% on a same store basis. Weaker economic conditions were a negative factor, ranging from a decline in tourism in southern, island markets to a slowdown in natural resource development activity in the north. The carry-forward of high energy prices noted earlier in relation to northern Canada also constrained consumer spending in Alaska.

The table below shows the quarterly sales blend for International Operations for the past two years:

	2009	2008
Food	87.3%	84.4%
General merchandise	12.0%	14.8%
Other*	0.7%	0.8%

* Other sales include gas and service charge revenues

Gross profit dollars were up 7.4% driven by sales growth and an 83 basis point increase in the gross profit rate. Gross profit rates improved in all banners due in part to more efficient purchasing processes and lower buying costs. Operating expense dollars increased 2.8% compared to the first quarter last year but decreased 22 basis points as a percent to sales. Staff productivity gains and a drop in energy-related occupancy costs in southern store locations, due to lower re-supply costs and investments in energy conservation programs, contributed to this overall expense improvement.

Trading profit was up 15.3% to $6.4 million compared to $5.5 million last year reflecting higher sales, the gross profit rate improvement and lower operating expense rates. Trading profit as a percent to sales was 5.9% compared to 5.3% in the first quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .91:1 compared to .74:1 last year due in part to the weakening Canadian dollar and the impact on the translation of US denominated debt. The debt-to-equity ratio at January 31, 2009 was .78:1.

Working capital decreased $13.7 million compared to the first quarter last year due to the increase in the current portion of long-term debt resulting from the US$39 million of senior notes which mature June 15, 2009. The Company is in the process of finalizing the issuance of US$70 million 6.55%

senior notes which will mature June 15, 2014. The proceeds of the senior note offering, which is subject to the execution of a definitive agreement, are expected to be received on June 15, 2009. The proceeds will be used to repay the US$39 million senior notes, to reduce bank debt and for general corporate purposes. The senior notes are secured by the assets of the Company.

Excluding the current portion of long-term debt, working capital increased $15.4 million or 9.6% over last year. The increase in inventories is due to new stores and planned higher food inventory balances to take advantage of lower water and winter road freight rates versus air freight. The impact of the weakening Canadian dollar on the translation of US denominated inventories was also a factor. Accounts payable and accrued liabilities increased from the prior year largely due to the impact of a weakening Canadian dollar on the translation of US denominated accounts payable.

Outstanding Units
The weighted average basic units outstanding for the quarter were 47,733,000 compared to 47,708,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,449,000 compared to 48,422,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities decreased to $1.1 million from $2.2 million last year. The decrease in cash flow from operating activities is due to the change in non-cash working capital largely resulting from an increase in inventories and a decrease in accounts payable. Cash flow from operations[1] increased $2.3 million or 10.4% to $24.9 million due primarily to the increase in net earnings.

Cash used for investing activities in the quarter increased to $22.6 million from $9.7 million last year largely due to the acquisition of the assets of Lakeside Grocery and retail mall (Lakeside) in Sitka, Alaska on April 6, 2009.

Cash provided from financing activities in the quarter was $20.9 million compared to $7.3 million last year. The increase in bank advances and short-term notes is largely due to the acquisition of Lakeside. The Fund paid distributions of $18.9 million in the quarter compared to $21.3 million last year. The decrease in distributions in the quarter is due to a special distribution of $3.4 million paid in February 2009 to unitholders of record on December 31, 2008 compared to a special distribution of $5.8 million paid in February 2008 to unitholders of record on December 31, 2007.

The Canadian operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At April 30, 2009, the Company had drawn $115.6 million on these facilities.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At April 30, 2009, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$15 million which are renewable annually. These loans are secured by a floating charge against certain accounts receivable and inventories of the

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

International Operations. At April 30, 2009, the Company had US$12.3 million in bank advances and short-term notes drawn on these facilities.

The credit facilities and senior notes contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At April 30, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2009 are expected to be in the $55 million range (2008 - $49.4 million) reflecting new stores, store renovation and energy conservation projects, new gas bars, pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- An *AC Value Center* was opened in Bethel, Alaska on April 2, 2009 bringing the number of AC stores in Bethel to three.
- On April 6, 2009, the Company acquired the Lakeside Grocery store and retail mall in Sitka, Alaska, representing 41,000 square feet in gross retail space.
- The Company's first *Island Fresh* store was opened on May 23, 2009 in Chalan Pago, Guam. Island Fresh is the Company's third store in Guam and builds on our Cost-U-Less banner presence by offering an expanded and more convenience-oriented assortment of grocery and fresh everyday food items.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2009, distributable by July 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses.

OUTLOOK

The overall strength of our food business and uncertain outlook for discretionary spending related to general merchandise sales are expected to prevail through the balance of the year. Acquisition opportunities will continue to offer growth potential in all regions. Operating expenses and cost-of-living tied to energy will moderate if mid-summer re-supply costs are below last year. Margin management and the streamlining of excess inventory should provide offsets within a constrained same store sales environment.

QUARTERLY RESULTS OF OPERATIONS

In 2009, the quarters have the same number of days of operations as 2008 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	89 days	90 days	92 days	92 days	92 days	92 days	92 days	92 days
($ in millions)	2009	2008	2008	2007	2008	2007	2008	2007
Sales	$345.6	$315.5	$375.7	$318.0	$359.1	$255.7	$342.4	$256.4
Trading profit	27.5	25.9	32.2	31.5	33.5	27.5	30.6	26.0
Net earnings	16.1	15.2	19.6	18.9	22.1	18.5	18.4	14.8
Net earnings per unit:								
Basic	0.34	0.32	0.41	0.39	0.46	0.39	0.39	0.31
Diluted	0.33	0.32	0.40	0.39	0.46	0.39	0.38	0.30

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS and INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to management in a timely manner so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance of achieving the control objectives. There have been no changes in the internal controls over financial reporting during the quarter ended April 30, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009 the Company adopted EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" issued by the Canadian Institute of Chartered Accountants. This abstract requires entities to consider both its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this abstract has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS.

The adoption of IFRS will have an impact on the Company's accounting, financial statements and disclosures, information systems and internal controls over financial reporting. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented. At this time, the impact on the Company's future financial position and results of operations is not reasonably determinable or estimable.

The Company commenced its IFRS conversion project in 2008. The project plan contains milestones and timelines to ensure a timely conversion. The IFRS conversion project consists of four main phases: Phase One - Project plan and scope; Phase Two - Detailed impact assessment; Phase Three - Conversion plan; and Phase 4 - Policy selection and implementation. The IFRS project team is led by the Chief Financial Officer supported by a project manager and a combination of internal and external resources. Progress updates are provided to the Audit Committee of the Board of Trustees on a quarterly basis.

To date the Company has completed Phase One and substantially completed Phase Two, comprised of: a diagnostic assessment of the financial statement components that will be impacted and a priority ranking of those differences identified; a comprehensive analysis of the major differences between Canadian GAAP and IFRS applicable to the Company; and identification of accounting policy alternatives. The Company will continue to invest in resources and training to facilitate a timely conversion. Training for finance personnel consists of courses provided by external advisors as well as internally led training.

The Company's IFRS project continues to be on target to meet the changeover date.

Business Combinations

In January 2009, the CICA issued CICA HB 1582 – Business Combinations together with CICA HB 1601 – Consolidated Financial Statements and CICA HB 1602 – Non-Controlling Interests. These new standards will be effective for the Company on a prospective basis for business combinations occurring on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate the harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	First Quarter	
($ in thousands)	2009	2008
Net earnings	$ 16,133	$ 15,235
Add: Amortization	8,583	7,789
Interest expense	1,304	2,148
Income taxes	1,528	750
Trading profit	$ 27,548	$ 25,922

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	First Quarter	
($ in thousands)	2009	2008
Cash flow from operating activities	$ 1,145	$ 2,207
Non-cash items:		
Change in other non-cash items	(370)	(143)
Change in non-cash working Capital	24,165	20,528
Cash flow from operations	$ 24,940	$ 22,592

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been

prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to June 11, 2009.

Forward-Looking Statements
This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report available on SEDAR at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean. North West operates 225 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center and Cost-U-Less and has annualized sales of Cdn. $1.4 billion.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1317; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1317; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	**April 30 2009**	April 30 2008	January 31 2009
ASSETS			
Current assets			
Cash	**$ 25,120**	$ 21,559	$ 25,730
Accounts receivable	**62,862**	66,448	68,485
Inventories (Notes 2, 3)	**189,071**	166,530	181,780
Prepaid expenses	**10,011**	5,731	5,845
Future income taxes	**2,467**	3,462	3,248
Total Current Assets	**289,531**	263,730	285,088
Property and equipment	**259,619**	220,132	248,856
Other assets	**20,157**	17,701	20,360
Intangible assets	**15,735**	12,742	15,900
Goodwill	**31,263**	24,281	32,372
Future income taxes	**7,045**	2,259	6,597
Total Assets	**$ 623,350**	$ 540,845	$ 609,173
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 4)	**$ 14,629**	$ 9,419	$ 5,974
Accounts payable and accrued liabilities	**96,392**	91,747	117,451
Income taxes payable	**2,738**	2,239	2,549
Current portion of long-term debt (Note 5)	**47,825**	18,674	49,327
Total Current Liabilities	**161,584**	122,079	175,301
Long-term debt (Note 5)	**185,475**	160,739	157,725
Asset retirement obligations	**2,985**	1,584	1,737
Total Liabilities	**350,044**	284,402	334,763
EQUITY			
Capital	**165,133**	165,133	165,133
Unit purchase loan plan (Note 6)	**(11,172)**	(12,023)	(11,296)
Contributed surplus	**1,569**	970	1,569
Retained earnings	**111,127**	100,161	110,475
Accumulated other comprehensive income (Note 7)	**6,649**	2,202	8,529
Total Equity	**273,306**	256,443	274,410
Total Liabilities and Equity	**$ 623,350**	$ 540,845	$ 609,173

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	Three Months Ended April 30 2009	Three Months Ended April 30 2008
SALES	$ 345,621	$ 315,468
Cost of sales, selling and administrative expenses	(318,073)	(289,546)
Net earnings before amortization, interest and income taxes	27,548	25,922
Amortization	(8,583)	(7,789)
	18,965	18,133
Interest	(1,304)	(2,148)
	17,661	15,985
Provision for income taxes	(1,528)	(750)
NET EARNINGS FOR THE PERIOD	$ 16,133	$ 15,235
Retained earnings, beginning of period as previously reported	110,475	100,526
Accounting policy changes (Note 2)	-	(119)
Retained earnings, as restated	110,475	100,407
Distributions (Note 10)	(15,481)	(15,481)
RETAINED EARNINGS, END OF PERIOD	$ 111,127	$ 100,161
NET EARNINGS PER UNIT		
Basic	$ 0.34	$ 0.32
Diluted	$ 0.33	$ 0.32
Weighted Average Number of Units Outstanding (000's)		
Basic	47,733	47,708
Diluted	48,449	48,422

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	Three Months Ended April 30 2009	Three Months Ended April 30 2008
NET EARNINGS	$ 16,133	$ 15,235
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	(1,880)	188
Other comprehensive income (loss) (Note 7)	(1,880)	188
COMPREHENSIVE INCOME	$ 14,253	$ 15,423

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**Three Months Ended April 30 2009**	Three Months Ended April 30 2008
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	**$ 16,133**	$ 15,235
Non-cash items		
Amortization	**8,583**	7,789
Future income taxes	**168**	(494)
Amortization of deferred financing costs	**62**	47
(Gain) Loss on disposal of property and equipment	**(6)**	15
	24,940	22,592
Change in non-cash working capital	**(24,165)**	(20,528)
Change in other non-cash items	**370**	143
Operating activities	**1,145**	2,207
Investing Activities		
Business acquisitions (Note 13)	**(12,153)**	(6,190)
Purchase of property and equipment	**(10,501)**	(6,695)
Proceeds from disposal of property and equipment	**6**	3,208
Investing activities	**(22,648)**	(9,677)
Financing Activities		
Change in bank advances and short-term notes	**9,213**	5,040
Net repayments under unit purchase loan plan	**124**	319
Increase in long-term debt	**30,461**	23,325
Repayment of long-term debt	**(38)**	(101)
Distributions (Note 10)	**(18,867)**	(21,286)
Financing activities	**20,893**	7,297
NET CHANGE IN CASH	**$ (610)**	$ (173)
Cash, beginning of period	**25,730**	21,732
CASH, END OF PERIOD	**$ 25,120**	$ 21,559
Supplemental disclosure of cash paid for:		
Interest expense	$ 612	$ 1,263
Income taxes	$ 964	$ 1,015

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS)

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2008 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Adopted in 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009, the Company adopted the requirements of EIC Abstract 173 Credit Risk and the Fair Value of Financial Assets and Liabilities. This abstract requires entities to consider its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this abstract has had no material impact on the Company's results or financial position.

Adopted in 2008

Goodwill and Intangible Assets

Effective February 1, 2008, the Company adopted the requirements of Section 3064, Goodwill and Intangible Assets. The Company was not not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) Section 3031 Inventories. This change in accounting policy was implemented retroactively without restatement of comparative financial financial statements in accordance with the transitional provisions. The transitional adjustments resulting from the implementation of Section 3031 were recongnized in the 2008 opening balance of retained earnings. The Company recorded a decrease in opening inventories of $221, an increase in opening future income tax assets of $102, and a decrease to opening retained earnings of $119.

3. Inventories

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended April 30, 2009 is $248,790 (April 30, 2008 - $226,285) of inventories recognized as an expense, which includes $335 (April 30, 2008 - $314) for the write-down of inventories as a result of net realizable value being lower than cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost during the periods ending April 30, 2009 or 2008.

4. Bank Advances and Short-Term Notes

International operations have available demand, revolving loan facilities of US$15,000 at interest rates of US prime minus a spread secured by a floating charge against certain accounts receivable and inventories of the international operations. At April 30, 2009, the international operations had drawn US$12,252 (April 30, 2008 - US$9,330) on the facility.

5. Long-term Debt

	April 30 2009	April 30 2008	January 31 2009
Senior notes [1]	$ 46,775	$ 57,573	$ 48,411
Revolving loan facilities [2]	115,602	65,334	90,031
Non-revolving loan facilities [3]	62,088	52,494	64,293
Notes payable [4]	6,440	1,648	1,799
Obligations under capital lease [5]	2,395	2,364	2,518
	233,300	179,413	207,052
Less: Current portion of long-term debt (Note 15)	47,825	18,674	49,327
	$ 185,475	$ 160,739	$ 157,725

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Long-term Debt (continued)

(1) The US$39,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$9,000 of its senior notes. The Company is refinancing the senior notes as long-term debt (see Subsequent Event Note 15).

(2) Canadian operations have available extendible, committed, revolving loan facilities of $140,000 that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances rates plus stamping fees or the Canadian prime rate. At April 30, 2009, the Company has drawn $115,602 (April 30, 2008 - $65,334) on these facilities.

(3) International operations have available extendible, committed, non-revolving loan facilities of US$52,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees or the US prime rate. At April 30, 2009 the Company had drawn US$52,000 (April 30, 2008 - US$52,000) on these facilities.

(4) The notes payable in the amount of US$1,389 bear an interest rate of US prime plus 1% and have annual principal payments of US$267. The note payable in the amount of US$4,125 bears an interest rate of 5.75% and is repayable in blended principal and interest payments of US$350 annually. The notes payable mature in 2013, 2015 and 2029.

(5) The obligation under capital leases of US$2,006 (April 30, 2008 - US$2,342) is repayable in blended principal and interest payments of US$634 annually.

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are recorded as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 645,277 units (April 30, 2008 - 667,297) of the Fund with a quoted value at April 30, 2009 of $10,550 (April 30, 2008 - $12,365). Loans receivable at April 30, 2009 of $11,172 (April 30, 2008 - $12,023) are recorded as a reduction of equity. These loans mature January 31, 2011 and are being replaced with the share unit long-term incentive plans as described in Note 8. The maximum value of the loans receivable under the plan is currently limited to $15,000.

7. Accumulated Other Comprehensive Income

	April 30 2009	April 30 2008	January 31 2009
Balance, beginning of period	$ 8,529	$ 2,014	$ 2,014
Other comprehensive income (loss)	(1,880)	188	6,515
Accumulated other comprehensive income, end of period	6,649	2,202	8,529
Retained earnings, end of period	111,127	100,161	110,475
Total accumulated other comprehensive income and retained earnings	$ 117,776	$ 102,363	$ 119,004

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. The US$39,000 of senior notes have been designated as a hedge against the foreign operations.

8. Security-Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security-based compensation for the Trustee Deferred Unit Plan. The Deferred Unit Plan compensation expense recorded for the three months ended April 30, 2009 is $157 (three months ended April 30, 2008 - $104).
The liability for the Deferred Unit Plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at April 30, 2009 is 76,945 (April 30, 2008 - 48,056). There were no deferred units settled in cash during the period.

Long Term Incentive Plans

The Company has Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended April 30, 2009 are $213 (three months ended April 30, 2008 - NIL).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended April 30, 2009 is $650 (three months ended April 30, 2008 - $750). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended April 30, 2009 of US$84 (three months ended April 30, 2008 - US$111).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended April 30, 2009 are $18,867 including a special distribution of $3,386 paid on February 20, 2009 to unitholders of record on December 31, 2008 (three months ended April 30, 2008 - $21,286 including a special distribution of $5,805 paid on February 22, 2008 to unitholders of record on December 31, 2007).

11. Segmented Information

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended April 30 2009	Three Months Ended April 30 2008
Sales		
Canada	$ 211,144	$ 210,521
International	134,477	104,947
Total	$ 345,621	$ 315,468
Net earnings before amortization, interest and income taxes		
Canada	$ 19,661	$ 20,376
International	7,887	5,546
Total	$ 27,548	$ 25,922
Net earnings before interest and income taxes		
Canada	$ 13,214	$ 14,330
International	5,751	3,803
Total	$ 18,965	$ 18,133
Total Assets		
Canada	$ 412,712	$ 380,050
International	210,638	160,795
Total	$ 623,350	$ 540,845

Canadian total assets includes property and equipment of $174,717 (April 30, 2008 - $157,777). International total assets includes property and equipment of $84,902 (April 30, 2008 - $62,355) and goodwill of $31,263 (April 30, 2008 - $24,281).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

13. Business Acquisitions

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

	Sitka April 6, 2009 [1]	Span Alaska Enterprises, Inc. March 3, 2008 [2]
Assets		
Accounts receivable	$ 77	$ 2,284
Inventories	778	807
Prepaid expenses	-	17
Property and equipment	11,477	104
Other assets	-	32
Goodwill	-	4,176
Total Assets	$ 12,332	$ 7,420
Liabilities		
Accounts payable and accrued expenses	179	1,230
Total Liabilities	$ 179	$ 1,230
Cash Consideration	$ 12,153	$ 6,190

(1) On April 6, 2009, the Company acquired the assets of a privately-owned retail mall and store in Stika, Alaska, for consideration of $12,153.

(2) On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190 in cash consideration plus contingent cash consideration of $1,466 paid during the three months ended October 31, 2008.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or recognition of other intangible assets.

Goodwill associated with these acquisitions is deductible for tax purposes.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Business Combinations

CICA HB 1582 - Business Combinations together with CICA HB 1601 - Consolidated Financial Statements and CICA HB 1602 - Non - Controlling Interest will be effective for the Company on a prospective basis for business combinations for which the acquisition date is on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would faciliate harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

15. Subsequent Event

The Company is in the process of finalizing the private placement issuance of US$70 million 6.55% senior notes which will mature on June 15, 2014. The proceeds of the senior note offering, which is subject to the execution of a definitive agreement, are expected to be received on June 15, 2009. The proceeds will be used to repay the US$39 million 5.89% senior notes that mature on June 15, 2009, reduce bank debt and for general corporate purposes. The senior notes will be secured by the assets of the Company.

16. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.